Austin Gold Corp.

Security Class: Common Shares

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VOTING INSTRUCTION FORM ("VIF")

Annual General Meeting of the Common Shareholders

to be held on Wednesday, May 6, 2026 (the "Meeting")

This VIF is solicited by and on behalf of management of Austin Gold Corp. (the "Company")

Notes to VIF

We are sending to you the enclosed proxy-related materials that relate to the meeting of the holders of the series or class of securities that are held on your behalf by your intermediary. Unless you attend the Meeting and vote in person, your securities can be voted only by the management, as proxyholder of the registered holder, in accordance with your instructions.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided on the reverse.

Should you wish to attend the Meeting and vote in person, please write your name in the place provided for that purpose in the VIF which will grant you the right to attend the Meeting and vote in person.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This VIF confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 11:30 a.m., Pacific Time, on Monday, May 4, 2026 or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 - 777 Hornby Street Vancouver, BC, Canada V6Z 1S4
FACSIMILE - 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Voting Instruction Form

If you vote by FAX, EMAIL or ONLINE, DO NOT mail back this VIF.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person other than the Management Nominees named on the reverse of this VIF.

Login information for online voting www.eproxy.ca Control Number: Password:

Appointee(s)

I/We, being holder(s) of certain common shares in the capital of Austin Gold Corp. hereby appoint: Dennis Higgs, Chief Executive Officer, or, failing this person, Darcy Higgs, VP Business Development (the "Management Nominees")

OR	If you wish to attend in person or appoint someone else other than other than the Management Nominees listed herein, print your name or the name of your appointee in this space.

as my/our appointee with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following instruction (or if no instructions have been given, as the appointee sees fit) and all other matters that may properly come before the annual general meeting of common shareholders of Austin Gold Corp. to be held at 15th Floor, 1111 West Hastings Street, Vancouver, British Columbia, Canada V6E 2J3 on Wednesday, May 6, 2026 at 11:30 a.m., Pacific Time, and at any adjournment or postponement thereof.

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors	For	Against
The number of Directors shall be set at 5 (five);		

2. Election of Directors	For	Withhold
i) Dennis Higgs		
ii) Tom Yip		
iii) Barbara Filas		
iv) Guillermo Lozano-Chávez		
v) Sandra MacKay		

3. Appointment of Auditors	For	Withhold
To appoint Manning Elliott LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.		

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting.

If no voting instructions are indicated above, this VIF will be voted as recommended by Management.

Signature(s)

___________________________________________

___________________________________________
    Print Name(s) & Signing Capacity(ies), if applicable

___________________________________________

Date (MM-DD-YY)

THIS VIF MUST BE DATED

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports - Mark the box to the right if you would like to RECEIVE interim financial statements and accompanying management's discussion & analysis by mail.		Annual Financial Report - Mark the box to the right if you would like to RECEIVE annual financial statements and accompanying management's discussion and analysis by mail.	

To request the receipt of future documents via email, you may contact Endeavor Trust Corporation at proxy@endeavortrust.com.